UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

The information contained in this Report on Form 6-K is incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-3 (File No. 333-264067).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Fourteenth Amendment to the Company’s Credit Facility

On September 15, 2023, Greenbrook TMS Inc. (the “Company”) entered into the fourteenth amendment (the “Amendment”) to the Company’s credit facility (the “Credit Facility”) with affiliates of Madryn Asset Management, LP (“Madryn”). As part of the Amendment, the Company secured an additional $1,299,000 in senior secured terms loans from Madryn under the Credit Facility.

The Amendment also extends the period during which the Company’s minimum liquidity covenant is reduced from $3,000,000 to $300,000 (the “Minimum Liquidity Covenant Relief”). The Minimum Liquidity Covenant Relief afforded under the Amendment is consistent with the relief granted in previous amendments to the Credit Facility and will expire September 30, 2023.

We expect to require an additional waiver amendment or agreement to extend the Minimum Liquidity Covenant Relief following the expiry of the relief provided under this Amendment. We can provide no assurances that we will be able to successfully negotiate a similar agreement or obtain an additional waiver amendment to our Credit Facility on terms acceptable to the Company, or at all.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this Form 6-K, including statements regarding the Amendment, may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information may relate to the Company’s future financial and liquidity outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Amendment may be forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to the ongoing restructuring plan, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with our credit facility and the potential acceleration of indebtedness; including as a result of an unfavorable decision in respect of ongoing litigation, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and six months ended June 30, 2023 and 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this Form 6-K are made as of the date of this Form 6-K, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: September 15, 2023	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO